EXHIBIT 12.1
EXPEDIA, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended
	June 30,		Year ended December 31,
	2007		2006		2005		2004		2003		2002
					(dollars in thousands)
Earnings:
Income before minority interest and income taxes	$218,143		$384,898		$413,871		$269,543		$255,498		$209,416
Fixed charges	26,262		27,173		10,772		7,867		5,074		3,667

Total earnings	$244,405		$412,071		$424,643		$277,410		$260,572		$213,083

Fixed Charges:
Estimate of interest within rental expense (1)	$5,184		$9,907		$8,667		$7,867		$4,867		$3,667
Interest expense	20,403		16,362		1,819		—		207		—
Amortization of capitalized expenses	675		904		286		—		—		—

Total fixed charges	$26,262		$27,173		$10,772		$7,867		$5,074		$3,667

Ratio of Earnings to Fixed Charges	9.31	x	15.16	x	39.42	x	35.26	x	51.35	x	58.11	x

(1)	Interest expense was estimated by using one-third of total rental payments.